Exhibit 99.1

United Maritime Reports Second Quarter and First Half Financial Results for the Periods Ended June 30, 2025

Declares Quarterly Cash Dividend of $0.03 Per Share

Highlights
(in million USD, except EPS & LPS)	Q2 2025	Q2 2024	6M 2025	6M 2024
Net Revenues	$12.5	$12.4	$20.2	$23.0
Net income / (loss)	$1.0	$0.7	$(3.5)	$(0.7)
Adjusted net income / (loss)[1]	$0.2	$0.9	$(4.2)	$(0.2)
EBITDA[1]	$5.9	$6.0	$6.6	$9.5
Adjusted EBITDA[1]	$5.1	$6.3	$6.0	$10.0

Earnings / (loss) per share Basic	$0.11	$0.08	$(0.40)	$(0.08)
Earnings / (loss) per share Diluted	$0.11	$0.07	$(0.40)	$(0.08)
Adjusted earnings / (loss) per share Basic[1]	$0.02	$0.10	$(0.48)	$(0.02)
Adjusted earnings / (loss) per share Diluted[1]	$0.02	$0.09	$(0.48)	$(0.02)
Other Highlights and Developments:
■
Consistent Shareholder Returns: Declared a quarterly cash dividend of $0.03 per share for Q2 2025, marking the 11th consecutive quarterly distribution. Since initiating our capital return program in November 2022, United has declared total cash dividends of $1.65 per share, or $13.1 million in aggregate distributions.

■
Increased Equity Stake in Offshore Investment: Profitable consolidation of the joint venture controlling 45% of the newbuilding Energy Construction Vessel (“ECV”), advancing our broader strategy to diversify earnings and risk exposure.

■
Ongoing Fleet Optimization through Strategic Divestment from Older Vessels: Completed sale of our oldest Capesize vessel (M/V Gloriuship) and agreed to sell the 2006-built M/V Tradership. These sales are expected to release approximately $17.9 million in liquidity after debt repayment, strengthening our reserves.

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.

August 6, 2025 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the second quarter and six months ended June 30, 2025. The Company also declared a quarterly dividend of $0.03 per common share for the second quarter of 2025.
For the quarter ended June 30, 2025, the Company generated Net Revenues of $12.5 million compared to $12.4 million in the second quarter of 2024. Net Income and Adjusted Net Income for the quarter were $1.0 million and $0.2 million, respectively, compared to Net Income of $0.7 million and Adjusted Net Income of $0.9 million in the second quarter of 2024. Adjusted EBITDA for the quarter was $5.1 million, compared to $6.3 million for the same period of 2024. The Time Charter Equivalent (“TCE”) rate of the fleet for the second quarter of 2025 was $15,421 per day, compared to $17,143 in the same period of 2024.
For the six-month period ended June 30, 2025, the Company generated Net Revenues of $20.2 million, compared to $23.0 million in the same period of 2024. Net Loss and Adjusted Net Loss for the period were $3.5 million and $4.2 million, respectively, compared to Net Loss of $0.7 million and Adjusted Net Loss of $0.2 million in the respective period of 2024. Adjusted EBITDA for the first half of 2025 was $6.0 million, compared to $10.0 million for the same period of 2024. The TCE rate of the fleet for the first six months of 2025 was $12,744 per day compared to $16,187 in the same period of 2024. The average daily OPEX was $6,332 compared to $6,812 of the respective period of 2024.
Cash and cash-equivalents and restricted cash as of June 30, 2025, stood at $3.4 million. Shareholders’ equity at the end of the second quarter was $60.3 million, while long-term debt, finance lease liabilities and other financial liabilities, net of deferred finance costs stood at $83.8 million as of June 30, 2025. The book value of our fleet as of June 30, 2025, stood at $134.6 million, including one chartered-in Kamsarmax vessel and one Capesize vessel held for sale.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:
“In the second quarter of 2025 United Maritime achieved a daily TCE of $15,421, up 55% from Q1. This sharp recovery in our daily earnings confirms the strength of the dry bulk rebound and our ability to capture the upside.
“Our fleet modernization strategy continues with the divestment of older vessels, capitalizing on strong second-hand values. The sale of the 2004-built M/V Gloriuship was completed in June, and we recently agreed to sell the 2006-built M/V Tradership. These two sales have an aggregate net price of $32.8 million, which is expected to release approximately $17.9 million in liquidity after debt repayments. This strengthens our position to pursue new opportunities. We expect to deliver the M/V Tradership to its new owners within August and to record a book profit of approximately $1.5 million in the third quarter of 2025.
“Beyond our dry bulk operations, we have increased our equity stake in our newbuilding offshore ECV project to approximately 32%. This increase resulted in the full consolidation of the investment vehicle controlling 45% of the ECV, following which we recorded an accounting profit of $1.3 million. This strategic investment aligns with our objective to diversify into segments with strong market fundamentals, supported by ongoing investment in oil and gas infrastructure. Concerning the commercial prospects of this vessel, we are seeing healthy interest from charterers with more meaningful developments expected as we get closer to the delivery. The current market value of the vessel is estimated to be higher than the contract price, positioning us for a positive outcome regardless of the timing or structure of the chartering arrangements.
“Considering the positive momentum in the dry bulk market, the well-timed increase of our equity stake in the offshore project and the successful execution of our recent vessel sales, the board of directors has declared a $0.03 per share dividend, marking our 11th consecutive quarterly distribution — a clear signal of confidence in the outlook and our consistent return policy.
“Turning to our third quarter outlook, we have fixed approximately 68% of our available operating days at a daily rate of about $15,495. Based on the current FFA curve, we anticipate an overall Q3 TCE of approximately $14,707. This guidance reflects one Capesize and one Kamsarmax vessel earning fixed rates during the period. For the fourth quarter, 100% of our operating days remain open on index-linked rates.
“As regards the dry bulk market, both the Capesize and Panamax segments have rebounded sharply from the seasonal weakness of the first quarter. Panamax rates were driven by a surge in grain and coal cargoes after a period of slow demand, along with a reduction of vessel availability due to an increase in port days and congestion levels. In the Capesize market, the sharp rise in June iron ore exports significantly boosted spot rates, while Guinean bauxite exports remained robust throughout the first half of the year. On the supply side, the Capesize and Panamax orderbooks remain modest at approximately 8% and 14% of the existing fleet. Notably, around 7% and 16% of the respective fleets are over 20 years old. In the face of ever stricter environmental regulations effectively tightening vessel supply, this tight supply picture, combined with robust cargo flows, underpins our conviction that dry bulk markets are structurally positioned for strength into 2026. While dry bulk markets are always subject to high volatility, the resiliency displayed during a period of high macroeconomic uncertainty is very encouraging to see.
“United is executing on two fronts: generating strong near-term cash flows and unlocking long-term value through disciplined capital allocation across dry bulk and offshore sectors. At the same time, having declared about $1.65 per share in dividends since inception, our commitment to returning available capital to shareholders is well proven.”

Current Company Fleet:
Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked(2)	Oct-25	Dec-25
Tradership(3)	Dry Bulk / Capesize	176,925	2006	Namura	Spot Employment	N/A	N/A
Nisea(4)	Dry Bulk / Kamsarmax	82,235	2016	Oshima	T/C Index Linked(2)	Oct-25	Oct-25
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Sep-25	Dec-25
Chrisea	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	Mar-27	Jul-27
Synthesea	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(2)	Aug-25	Dec-25
Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima	T/C Index Linked(2)	Jun-25	Oct-25
Total/Average age		750,758	14.5 years

(1)	The latest redelivery dates do not include any additional optional periods.
(2)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for a period of minimum two months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “Third Quarter 2025 TCE Rate Guidance”.

(3)	The vessel is expected to be delivered to her new owners in August 2025.
(4)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

Fleet Data:
	Q2 2025	Q2 2024	6M 2025	6M 2024
Ownership days (1)	707	728	1,427	1,456
Operating days (2)	707	704	1,385	1,363
Fleet utilization (3)	100.0%	96.7%	97.1%	93.6%
TCE rate (4)	$15,421	$17,143	$12,744	$16,187
Daily Vessel Operating Expenses (5)	$6,173	$6,538	$6,332	$6,812

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are on ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.
(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q2 2025	Q2 2024	6M 2025	6M 2024
Vessel revenue, net	12,473	12,443	20,227	23,041
Less: Voyage expenses	1,570	374	2,576	978
Time charter equivalent revenues	10,903	12,069	17,651	22,063
Operating days	707	704	1,385	1,363
TCE rate	$15,421	$17,143	$12,744	$16,187

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre-delivery costs of acquired vessels, if applicable, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q2 2025	Q2 2024	6M 2025	6M 2024
Vessel operating expenses	4,364	4,760	9,036	9,918
Ownership days	707	728	1,427	1,456
Daily Vessel Operating Expenses	$6,173	$6,538	$6,332	$6,812

Net Income / (Loss) to EBITDA and Adjusted EBITDA Reconciliation:
(In thousands of U.S. Dollars)

	Q2 2025	Q2 2024	6M 2025	6M 2024
Net income / (loss)	978	672	(3,507)	(668)
Interest and finance costs, net	1,789	1,940	3,700	3,971
Depreciation and amortization	3,125	3,409	6,440	6,219
EBITDA	5,892	6,021	6,633	9,522
Stock based compensation	205	240	309	430
Loss on extinguishment of debt	233	-	233	22
Gain on consolidation	(1,268)	-	(1,268)	-
Loss on equity method investment	28	-	44	-
Adjusted EBITDA	5,090	6,261	5,951	9,974

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on extinguishment of debt, gain on consolidation and loss on equity method investment, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.

Net Income / (Loss) and Adjusted Net Income / (Loss) Reconciliation and calculation of Adjusted Income / (Loss) Per Share

(In thousands of U.S. Dollars)

	Q2 2025	Q2 2024	6M 2025	6M 2024
Net income / (loss)	978	672	(3,507)	(668)
Stock based compensation	205	240	309	430
Loss on extinguishment of debt	233	-	233	22
Gain on consolidation	(1,268)	-	(1,268)	-
Loss on equity method investment	28	-	44	-
Adjusted net income / (loss)	176	912	(4,189)	(216)
Adjusted net income / (loss) – common stockholders, basic and diluted	160	912	(4,183)	(216)
Adjusted income / (loss) per common share, basic	0.02	0.10	(0.48)	(0.02)
Adjusted income / (loss) per common share, diluted	0.02	0.09	(0.48)	(0.02)
Weighted average number of common shares outstanding, basic	8,918,525	8,744,456	8,802,941	8,716,477
Weighted average number of common shares outstanding, diluted	8,918,525	9,692,976	8,802,941	8,808,705

To derive Adjusted Net Income/ (Loss) and Adjusted Net Income / (Loss) Per Share, both non-GAAP measures, from Net loss, we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net Income/ (Loss) and Adjusted Net Income / (Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, loss on extinguishment of debt, gain on consolidation, loss on equity method investment and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income / (Loss) and Adjusted Net Income / (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Third Quarter 2025 TCE Rate Guidance:
As of the date hereof, approximately 68% of the Company fleet’s expected operating days in the third quarter of 2025 have been fixed at an estimated TCE rate of approximately $15,495. Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE rate will be equal to Forward Freight Agreement (“FFA”) rate of $14,453 for Kamsarmax per day (based on the FFA curve of July 25, 2025), and considering that there are no remaining open days for our Capesize vessels during the quarter, our estimated TCE for the third quarter of 2025 is approximately $14,7072. Our TCE rate guidance for the third quarter of 2025 includes the already performed conversions of index-linked charters to fixed for the period.
The following table provides the breakdown of index-linked charters and fixed-rate charters in the third quarter of 2025:
	Operating Days	TCE Rate
TCE - fixed rate (index-linked conversions)	212	$15,717
TCE – index-linked	350	$13,427
Total / Average	562	$14,707
Second Quarter and Recent Developments:

Dividend Distribution for Q1 2025 and Declaration of Q2 2025 Dividend
On July 10, 2025, the Company paid the previously announced quarterly dividend of $0.01 per common share, for the first quarter of 2025, to all shareholders of record as of June 30, 2025.
The Company also declared a cash dividend of $0.03 per common share for the second quarter of 2025 payable on or about October 10, 2025, to all shareholders of record as of August 18, 2025.
Vessel transactions and commercial updates
Sale of M/V Gloriuship
In June 2025, the Company delivered to her new owners the 171,314 dwt M/V Gloriuship, built in 2004. The aggregate net sale price was approximately $15.0 million.
Sale of M/V Tradership
In May 2025, the Company entered into a definitive agreement with an unaffiliated third party for the sale of a Capesize vessel, the 176,925 dwt M/V Tradership, built in 2006. The vessel is expected to be delivered to her new owners by mid-August 2025. The aggregate net sale price is approximately $17.8 million.
M/V Nisea – Time charter extension
In June 2025, the charterer of the M/V Nisea agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period commenced on July 21, 2025, for a duration of three months. The new gross daily hire is based at a premium over the Panamax Time Charter Average (“P5TC”), while all other main terms of the time charter remain materially unchanged.

2 This guidance is based on certain assumptions and the Company cannot provide assurance that these TCE rate estimates or projected utilization rates will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to FFA rate of $14,453 for Kamsarmax per day (based on the FFA curve of July 25, 2025). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Investing & Financing Updates
Offshore Sector
As previously announced, in April 2025 the Company increased its stake in a Norwegian-based company established to participate in the design and building of a technologically and environmentally advanced ECV. This expansion was facilitated through amendments to existing shareholders’ and subscription agreements. United had previously committed capital of up to $8.8 million, which was increased to approximately $10.4 million, representing an approximately 32% stake in the vessel.
The additional capital injection in the ECV project was financed by a $2.0 million short-term bridge loan facility provided by Seanergy Maritime Holdings Corp. which was fully repaid on June 17, 2025. The facility bore interest at a rate of 10.0% per annum.
Huarong Sale and Leaseback agreement
In June 2025, in connection to the sale of the M/V Gloriuship, the Company exercised its purchase option for the vessel under the Huarong Sale and Leaseback agreement, for a price of $7.6 million. All securities granted in favor of the M/V Gloriuship were irrevocably and unconditionally discharged pursuant to the deed of termination and release dated the same day.

Conference Call:
The Company’s management will host a conference call to discuss the financial results today, Wednesday, August 6, 2025, at 09:00 a.m. Eastern Time.

Audio Webcast:
There will be a live, and then archived, webcast of the conference call on the Company’s website. To listen to the archived audio file, visit our website, in the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:
Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2025	December 31, 2024*
ASSETS
Cash and cash equivalents and restricted cash	3,448	6,762
Vessels, net, Right-of-use assets and Vessel held for sale	134,620	153,029
Other assets	23,013	12,282
TOTAL ASSETS	161,081	172,073

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	83,831	97,723
Other liabilities	16,977	14,262
Stockholders’ equity	60,273	60,088
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	161,081	172,073

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Vessel revenue, net	12,473	12,443	20,227	23,041
Expenses:
Voyage expenses	(1,570)	(374)	(2,576)	(978)
Vessel operating expenses	(4,364)	(4,760)	(9,036)	(9,918)
Management fees	(574)	(573)	(1,175)	(1,165)
General and administration expenses	(792)	(727)	(1,432)	(1,505)
Depreciation and amortization	(3,125)	(3,409)	(6,440)	(6,219)
Loss on sale of vessel	(155)	-	(155)	-
Operating income / (loss)	1,893	2,600	(587)	3,256
Other income / (expenses):
Interest and finance costs	(1,763)	(2,011)	(3,692)	(4,134)
Interest and finance costs – related party	(48)	-	(48)	-
Interest income	22	72	40	164
Loss on extinguishment of debt	(233)	-	(233)	(22)
Gain on consolidation	1,268	-	1,268	-
Loss on equity method investment	(28)	-	(44)	-
Other, net	(133)	11	(211)	68
Total other expenses, net:	(915)	(1,928)	(2,920)	(3,924)
Net income / (loss)	978	672	(3,507)	(668)
Net income / (loss) attributable to common shareholders	962	672	(3,501)	(668)

Net income / (loss) per common share, basic	0.11	0.08	(0.40)	(0.08)
Net income / (loss) per common share, diluted	0.11	0.07	(0.40)	(0.08)
Weighted average number of common shares outstanding, basic	8,918,525	8,744,456	8,802,941	8,716,477
Weighted average number of common shares outstanding, diluted	8,918,525	9,692,976	8,802,941	8,808,705

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	Six months ended June 30,
	2025	2024
Net cash provided by operating activities	400	4,637
Net cash provided by / (used in) investing activities	11,218	(3,757)
Net cash used in financing activities	(14,932)	(7,645)

About United Maritime Corporation
United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of seven dry bulk vessels, comprising two Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 750,758 dwt. Upon the completion of the sale of the M/V Tradership, the Company’s operating fleet will consist of one Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 573,833 dwt.
The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “USEA”.
Please visit the Company’s website at: www.unitedmaritime.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and related hostilities in the region, China and Taiwan and between Russia and Ukraine; risks associated with the length and severity of pandemics, including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com